FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Press release dated February 6, 2006, entitled, “Repsol YPF Enters Russian Energy Market.”

Press Release

Item 1

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 913 488 100 (34) 913 488 000 Fax (34) 913 142 821 (34) 913 489 494 www.repsolypf.com

Madrid, 6 February 2006

No of pages: 1

Via a strategic agreement with West Siberian Resources (WSR)

REPSOL YPF ENTERS RUSSIAN ENERGY MARKET

•	Repsol YPF acquires 10% of West Siberian Resources (WSR), a company owning important oil and gas assets in the Russian Federation.

•	This agreement contemplates an industrial partnership for the development of exploration projects in Russia.

Repsol YPF and West Siberian Resources (WSR), a company listed on the Stockholm stock exchange, today signed a strategic agreement whereby Repsol YPF not only acquires a 10% stake in the latter, but will also develop projects in the exploration and production of oil and gas in Russia, where WSR owns exploration assets.

This operation will be realized via a WSR capital increase, in which Repsol YPF will acquire 10% of the stock at a price of SEK 6.13 ($0.80) per share, equivalent to an investment of nearly $90 million.

With this agreement Repsol YPF will have access to an important asset portfolio of high value in Russia, thereby intensifying its exploration activity in the area.

The deal will strengthen Repsol YPF’s exploration and production (Upstream) business, and is in line with the company’s strategy of geographical diversification. This alliance with WSR will also permit Repsol YPF to acquire experience in the Russian exploration sector and represents a good opportunity to participate in the Russian market with a view to analyzing other projects in the region.

The Russian Federation has the largest gas reserves in the world, with 1,200 tcf of gas, and ranks eighth in the world in terms of oil reserves, with 112 billion barrels of oil. This is a very dynamic and open market for foreign investment with a high reserves’ development potential in areas currently lacking developed infrastructures.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: February 13, 2006	By:	/s/ Luis Mañas
	Name:	Luis Mañas
	Title:	Chief Financial Officer